QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.4

Press Release dated March 1, 2012 Suncor Energy to file annual disclosure documents.

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to file annual disclosure documents

Calgary, Alberta (March 1, 2012) — Suncor Energy reports that its 2011 Annual Report, 2012 Annual Information Form and 2012 Management Proxy Circular are available on its website and will be filed with Canadian provincial securities regulatory authorities and the United States Securities and Exchange Commission today.

To view the company's annual disclosure documents, visit Suncor's profile on www.sedar.com or Suncor's website at www.suncor.com/financialreports.

Suncor Energy Inc. is Canada's premier integrated energy company. Suncor's operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:
800-558-9071
invest@suncor.com

Media inquiries:
403-296-4000
media@suncor.com

Suncor Energy Inc. 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 Website: www.suncor.com

QuickLinks

  EXHIBIT 99.4
Press Release dated March 1, 2012 Suncor Energy to file annual disclosure documents.